PROSPECTUS                                                        Rule 424(b)(3)
                                                      Registration No. 333-90887


                               1,000,000 SHARES
                          BENCHMARK ELECTRONICS, INC.
                                 COMMON STOCK

                                --------------

      This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission and that covers 1,000,000 shares of our common stock. These shares may be offered and sold from time to time by one of our shareholders, which we refer to as the selling shareholder.

      The selling shareholder obtained its shares of our common stock in connection with our acquisition of AVEX Electronics, Inc. and Kilbride Holdings B.V. on August 24, 1999.

      The selling shareholder may offer its shares of our common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

      We will not receive any of the proceeds from the sale of this common stock. We will, however, bear the costs relating to the registration of these shares of common stock, which we estimate to be $55,000.

      Our common stock is quoted on the New York Stock Exchange under the symbol "BHE." The last reported sales price as reported in the New York Stock Exchange composite transaction reporting system on April 7, 2000 was $39 13/16 per share.

      INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

      Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April 10, 2000

      YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THE SHARES OF COMMON STOCK. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.
                                 ------------

                               TABLE OF CONTENTS


Where You Can Find More Information..........................................i
Cautionary Statements Regarding Forward-Looking Statements..................ii
About Benchmark..............................................................1
Risk Factors.................................................................2
Use of Proceeds..............................................................8
Selling Shareholder..........................................................8
Plan of Distribution.........................................................8
Description of Capital Stock................................................10
Legal Matters...............................................................12
Experts.....................................................................12


                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois at the following addresses:

     o      450 Fifth Street, N.W., Washington, D.C. 20549;

     o      Seven World Trade Center, 13th Floor, New York, New York 10048; and

     o Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

      Reports, proxy statements and other information concerning Benchmark can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

      We have elected to "incorporate by reference" certain information we file with the SEC into this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering of the common stock is terminated:

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
     o      Our Annual Report on Form 10-K for the fiscal year ended December
            31, 1999;

     o      Our Current Report on Form 8-K dated and filed on April 7, 2000; and

     o The description of our capital stock that is contained in our Registration Statements on Form 8-A/A filed on June 25, 1990 and December 11, 1998, as amended December 22, 1998.

      You may request a copy of these filings at no cost by writing or telephoning us at the following address:

            Corporate Secretary
            Benchmark Electronics, Inc.
            3000 Technology Drive
            Angleton, Texas 77515
            (979) 849-6550


                        CAUTIONARY STATEMENTS REGARDING
                          FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of the future tense or other forward-looking terms such as "may," "intend," "will," "expect," "anticipate," "objective," "projection," "forecast," "plan," "management believes," "estimate," "continue," "should," "strategy" or "position" or the negatives of those terms or other variations of them or by comparable terminology. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Important factors which could cause our actual results to differ materially from the forward-looking statements in this prospectus or in the documents that we incorporate by reference in this prospectus include, without limitation:

     o integration of the operations of AVEX Electronics, Inc. and Kilbride Holdings B.V. (AVEX);

     o incurrence of operating losses at AVEX after our acquisition of AVEX;

     o the resolution of the pending legal proceedings discussed in this prospectus;

     o      the loss of one or more of our major customers;

     o      changes in our customer concentration;

     o      the absence of long-term sales contracts with our customers;

     o our dependence on the growth of the enterprise computer, telecommunications, medical device, industrial control, testing and instrumentation, networking/servers and high-end video/audio/entertainment industries;

     o      risks associated with international operations;

     o      the availability and cost of customer specified components;

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
     o      our dependence on certain key executives;

     o      the effects of domestic and foreign environmental laws;

     o      fluctuations in our quarterly results of operation;

     o      the volatility of the price of our common stock; and

     o competition from other providers of electronics manufacturing services;

each as set forth in the "Risk Factors" section of this prospectus, elsewhere in this prospectus and in the documents that we incorporate by reference in this prospectus.

      We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                 ------------

                                ABOUT BENCHMARK

      We are a leading provider of electronics manufacturing services (EMS) to original equipment manufacturers (OEMs) in the telecommunication, enterprise computer and peripherals, high-end video/audio/entertainment, industrial control, testing and instrumentation, computer and medical markets. We have 14 facilities in 8 countries. We offer OEMs a turnkey EMS solution, from initial product design to volume production and direct order fulfillment. We provide advanced engineering services including product design, printed circuit board
(PCB) layout, quick-turn prototyping and test development. We believe that we have developed strengths in the manufacturing process for large, complex, high-density assemblies as well as having the ability to manufacture high and low volume products in lower cost regions such as Latin America, Eastern Europe and Southeast Asia. As OEM's expand internationally, they are increasingly requiring their EMS partners to have strategic regional locations and global procurement abilities. We believe a global manufacturing solution increases our ability to be responsive to our customers' needs by providing accelerated time-to-market and time-to-volume production of high quality products. These enhanced capabilities should enable us to build stronger strategic relationships with our customers and to become a more integral part of their operations.

      Substantially all of our manufacturing services are provided on a turnkey basis, whereby we purchase customer-specified components from our suppliers, assemble the components on finished PCBs, perform post- production testing and provide our customer with production process and testing documentation. We offer our customers flexible, "just-in-time" delivery programs allowing product shipments to be closely coordinated with our customers' inventory requirements. In certain instances, we complete the assembly of our customers' products at our facilities by integrating printed circuit board assemblies into other elements of our customers' products. We also provide manufacturing services on a consignment basis, whereby we, utilizing components provided by the customer, provide only assembly and post-production testing services. We currently operate a total of 49 surface mount production lines at our domestic facilities in Angleton, Texas; Beaverton, Oregon; Hudson, New Hampshire; Huntsville, Alabama; Pulaski, Tennessee; and Winona, Minnesota; and 32 surface mount production lines at our international facilities in Cork and Dublin, Ireland; Campinas, Brazil; Csongrad, Hungary; Guadalajara, Mexico; Singapore; East Kilbride, Scotland; and Katrineholm, Sweden.

      Since the beginning of 1996, we have completed four acquisitions. We acquired AVEX Electronics, Inc. and Kilbride Holdings B.V. in August of 1999, Lockheed Commercial Electronics Company in February of 1998, EMD Technologies, Inc. in July of 1996, and certain assets from Stratus Computer Ireland in March of 1999. These acquisitions have broadened our service offerings, diversified our customer base with leading OEMs and expanded our geographic presence.

      Our principal executive offices are located at 3000 Technology Drive, Angleton, Texas 77515, and our telephone number is (979) 849-6550.

                                  RISK FACTORS

      BEFORE YOU INVEST IN OUR COMMON STOCK (COMMON STOCK), YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

THE INTEGRATION OF AVEX AND OTHER ACQUIRED OPERATIONS MAY POSE DIFFICULTIES FOR US.

      We have made three significant acquisitions in the last two years, and a total of four significant acquisitions since 1996. The acquisition of AVEX Electronics, Inc. and Kilbride Holdings, B.V. (AVEX) in August of 1999 represents our fourth significant acquisition and is much larger than any of our prior acquisitions. In addition, we may acquire the stock or assets of other companies in the future. The integration of acquired operations requires substantial management, financial and other resources and involves a number of risks and challenges, including:

     o Potential loss of key employees or customers of the acquired companies;

     o      Diversion of management's attention;

     o      Increased expenses and working capital requirements; and

     o Increased exposure to technology and other risks, including the integration of different information systems.


Our future success is dependent upon our ability to integrate the AVEX acquisition, and other acquisitions we may make in the future, with our existing operations.

      The difficulties of integrating acquired businesses may be further complicated by size and geographic distances. The AVEX acquisition represented a significant expansion in the size and scope of our operations. In 1998, the year prior to the acquisition, AVEX had sales of $841.0 million compared to our 1998 sales of $524.1 million. Prior to the AVEX acquisition, our only plant outside the United States was in Ireland, where AVEX also has operations. In addition to its Ireland operations, AVEX has foreign manufacturing plants or design centers in Brazil, Hungary, Mexico, Ireland, Singapore, Scotland and Sweden.

      During the integration process, other parts of our business could be disrupted and the financial performance of our business could be adversely affected. Our success is also dependent upon our ability to integrate any future acquisitions. Additional expansions or acquisitions would require investment of financial resources and may require debt or equity financing which could increase our level of debt or dilute our shareholders' interest in us. No assurance can be given that we will consummate any acquisitions in the future, or that any debt or equity financing required for future acquisitions will be available on terms acceptable to us.

AVEX HAS A HISTORY OF UNPROFITABLE OPERATIONS.

      During 1997 and 1998, the two full fiscal years prior to our acquisition of AVEX, AVEX incurred a net loss of $15.8 million and $84.2 million, respectively. On a pro forma basis for 1999, in part due to losses incurred at AVEX, we would have had a loss before extraordinary item of $10.1 million had we owned AVEX for all of 1999. Prior to our acquisition of AVEX, AVEX took a number of actions intended to reduce its fixed and other costs and reverse its history of unprofitable operations.

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
As a result of the actions taken during 1998, AVEX incurred restructuring and related charges of $33.4 million for that year. Subsequent to our acquisition of AVEX on August 24, 1999, we have implemented organizational changes, initiated overhead reduction efforts and streamlined the corporate structure. We cannot assure you that these actions will be sufficient to make AVEX's operations profitable, and AVEX may continue to sustain losses.

WE ARE INVOLVED IN LEGAL PROCEEDINGS RELATED TO THE AVEX ACQUISITION AND IN A CLASS ACTION LAWSUIT.

      We have filed suit against J. M. Huber Corporation (the "Seller") in Texas for breach of contract, fraud and negligent misrepresentation, seeking damages in connection with the purchase contract related to the acquisition of AVEX. Seller has filed suit against us in New York alleging that we failed to register the shares of our common stock issued to Seller as partial consideration for the acquisition of AVEX. Seller's suit has been consolidated with our suit in Texas. Discovery has not yet commenced in this case, and we cannot predict the timing or the outcome of this suit. We cannot assure you that the outcome of these proceedings will not be adverse to us.

      The purchase contract under which we acquired AVEX required that we and the Seller agree to an adjustment to the purchase price to reflect the working capital of AVEX as of the closing date. We have been unable to agree with Seller on this amount, and the matter has been submitted to an independent accounting firm for resolution, as contemplated by the contract. Although we cannot predict the final decision of the accounting firm, we estimate that the net closing working capital adjustment will be in the range of $20 million to $40 million. We cannot predict when the accounting firm will render its decision. The amount of the final working capital adjustment could have a significant effect on the final purchase price and the allocation of the purchase price.

      On October 18, 1999, we announced that our earnings announcement for the third quarter of 1999 would be delayed and subsequently, on October 22, 1999, we announced our earnings for that quarter were below the level of the same period during 1998 and were below expectations. Several class actions lawsuits were filed in federal district court in Houston against us and two of our officers and directors alleging violations of the federal securities law and seeking to recover unspecified damages. Discovery has not yet commenced in these cases, and we cannot predict the timing or the outcome of these suits. An unfavorable decision could have an adverse effect on us.

THE LOSS OF A MAJOR CUSTOMER WOULD ADVERSELY AFFECT US.

      A substantial percentage of our sales have been to a relatively small number of customers, and the loss of a major customer would adversely affect us. In 1999, our four largest customers together represented 44.5% of our sales, and our two largest customers each accounted for more than 10% of our sales.

      We expect to continue to depend on the sales from our largest customers and any material delay, cancellation or reduction of orders from these or other significant customers would have a material adverse effect on our results of operations. For example, our operating results were adversely affected in 1998 when a major customer reduced its orders significantly during a period of organizational change within that company. Similarly, AVEX's largest customer in 1998 has substantially reduced its purchases from AVEX during 1999 as a result of changed circumstances affecting this customer's products, and another large customer is currently undergoing a period of organizational change and has reduced its purchases as a result. In addition, we generate significant accounts receivable in connection with

                                     3
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providing manufacturing services to our customers. If one or more of our customers were to become insolvent or otherwise unable to pay for the manufacturing services provided by us, our operating results and financial condition would be adversely affected.

WE ARE DEPENDENT ON THE SUCCESS OF INDUSTRIES WE SERVE.

      We are dependent on the continued growth, viability and financial stability of our customers. Our customers operate in the following industries:

     o      Telecommunication;

     o      Enterprise Computer and Peripherals;

     o      Industrial Controls;

     o      Medical;

     o      High-end Video/Audio/Entertainment;

     o      Computer; and

     o      Testing and Instrumentation.


These industries are, to a varying extent, subject to rapid technological change, vigorous competition and short product life cycles. When our customers are adversely affected by these factors, we may be similarly affected.

LONG-TERM CONTRACTS ARE UNUSUAL IN OUR BUSINESS AND CANCELLATIONS, REDUCTIONS OR DELAYS IN CUSTOMER ORDERS WOULD AFFECT OUR PROFITABILITY.

      We do not typically obtain firm long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop forecasts for future orders, which are not binding. Customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Cancellations, reductions or delays by a significant customer or by a group of customers would have an adverse effect on us. As many of our costs and operating expenses are relatively fixed, a reduction in customer demand can disproportionately affect our gross margins and operating income. Our customer's products have life cycles of varying duration. In the ordinary course of business, production starts, increases, declines and stops in accordance with a product's life cycle. Should we fail to replace products reaching the end of their life cycles with new programs, or if there should be a substantial time difference between the loss of a product and the receipt of revenue from replacement production, our revenues could be adversely affected.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

      We compete against many providers of electronics manufacturing services. Certain of our competitors have substantially greater resources and more geographically diversified international operations than we do. We also face competition from the manufacturing operations of our current and future customers. To compete effectively, we must continue to provide technologically advanced manufacturing services, maintain strict quality standards, respond flexibly and rapidly to customers' design and schedule changes and deliver products globally on a reliable basis at competitive prices. Our inability to do so could have an adverse effect on us.

OUR INTERNATIONAL OPERATIONS MAY BE SUBJECT TO CERTAIN RISKS.

      We currently operate outside the United States in Brazil, Hungary, Mexico, Ireland, Singapore, Scotland and Sweden. After giving effect to the AVEX acquisition, we would have derived 22% of our pro forma combined 1998 sales and 46% of our pro forma combined sales in fiscal year 1999 from our international operations. These international operations may be subject to a number of risks, including:

     o      difficulties in staffing and managing foreign operations;

     o      political and economic instability;

     o      unexpected changes in regulatory requirements and laws;

     o longer customer payment cycles and difficulty collecting accounts receivable;

     o export duties, import controls and trade barriers (including quotas);

     o      governmental restrictions on the transfer of funds;

     o burdens of complying with a wide variety of foreign laws and labor practices;

     o fluctuations in currency exchange rates, which could affect component costs, local payroll, utility and other expenses; and

     o inability to utilize net operating losses incurred by our foreign operations to reduce our U.S. income taxes.

Prior to our acquisition of AVEX, the scope of our foreign operations did not require that we hedge our foreign exchange risks. However, certain significant transactions involving our international operations may now require us to engage in hedging transactions to attempt to mitigate our exposure to fluctuations in foreign exchange rates.

SHORTAGES OR PRICE INCREASES OF COMPONENTS SPECIFIED BY OUR CUSTOMERS WOULD DELAY SHIPMENTS AND ADVERSELY AFFECT OUR PROFITABILITY.

      Substantially all of our sales are derived from electronics manufacturing services in which we purchase components specified by our customers. In the past, supply shortages have substantially curtailed production of all assemblies using a particular component. In addition, industry-wide shortages of electronic components, particularly of memory and logic devices, have occurred. If shortages of these components occur or if components received are defective, we may be forced to delay shipments, which could have an adverse effect on our profit margins. Because of the continued increase in demand for surface mount components, we anticipate component shortages and longer lead times for certain components to occur from time to time. Also, we typically bear the risk of component price increases that occur between periodic repricings during the term of a customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

OUR SUCCESS WILL CONTINUE TO DEPEND TO A SIGNIFICANT EXTENT ON OUR EXECUTIVES.

      We depend significantly on certain key executives, including, but not limited to, Donald E. Nigbor, Steven A. Barton and Cary T. Fu. The unexpected loss of the services of any one of these

                                     5
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executive officers would have an adverse effect on us. We do not have employment agreements or non- competition agreements with these executive officers, and we do not maintain key-man insurance on our executive officers.

WE MUST MAINTAIN OUR TECHNOLOGICAL AND MANUFACTURING PROCESS EXPERTISE.

      The market for our manufacturing services is characterized by rapidly changing technology and continuing process development. We are continually evaluating the advantages and feasibility of new manufacturing processes. We believe that our future success will depend upon our ability to develop and provide manufacturing services which meet our customers' changing needs. This requires that we maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. We cannot assure you that our process development efforts will be successful.

WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL LAWS.

      We are subject to a variety of federal, state, local and foreign environmental regulations relating to the handling, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. If we fail to comply with any present and future regulations, or if AVEX or companies we acquire in the future have failed to comply with such regulations or are otherwise liable for environmental contamination, we could be subject to liabilities, fines or the suspension of production. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant compliance expenses.


THE AVEX ACQUISITION AND THE SALE OF THE 6% CONVERTIBLE SUBORDINATED NOTES DUE 2006 SIGNIFICANTLY INCREASED OUR LEVERAGE.

      As a direct result of the AVEX acquisition and the sale of the 6% Convertible Subordinated Notes due 2006 (Notes) used to partially finance it, we incurred $226,200,000 of indebtedness ($80,200,000 from the sale of the Notes and $146,000,000 of bank indebtedness). The Notes and the bank debt have significantly increased our leverage ratio and decreased our interest coverage ratio. Most of our indebtedness other than the Notes is senior debt incurred to complete the AVEX acquisition. Also in connection with the AVEX acquisition, we are expecting to incur a working capital adjustment which is estimated to be in the range of $20-40 million. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

      o make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements or other purposes;

      o limit our flexibility in planning for, or reacting to changes in, our business; and

      o     make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the Notes.

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
PROVISIONS IN OUR CHARTER DOCUMENTS AND STATE LAW MAY MAKE IT HARDER FOR OTHERS TO OBTAIN CONTROL OF BENCHMARK EVEN THOUGH SOME SHAREHOLDERS MIGHT CONSIDER SUCH A DEVELOPMENT TO BE FAVORABLE.

      Our shareholder rights plan, provisions of our amended and restated articles of incorporation and the Texas Business Corporation Act may delay, inhibit or prevent someone from gaining control of Benchmark through a tender offer, business combination, proxy contest or some other method. See "Description of Capital Stock." These provisions include:

     o      A "poison pill" shareholder rights plan;

     o A statutory restriction on the ability of shareholders to take action by less than unanimous written consent; and

     o A statutory restriction on business combinations with some types of interested shareholders.


WE MAY EXPERIENCE FLUCTUATIONS IN QUARTERLY RESULTS.

      Our quarterly results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

     o      The volume of customer orders relative to our capacity;

     o      Customer introduction and market acceptance of new products;

     o      Changes in demand for customer products;

     o      The timing of our expenditures in anticipation of future orders;

     o      Our effectiveness in managing manufacturing processes;

     o      Changes in cost and availability of labor and components;

     o      Changes in our product mix;

     o      Changes in economic conditions;

     o Local factors and events that may affect our production volume (such as local holidays); and

     o      Seasonality in customer product requirements.


Additionally, as is the case with many high technology companies, a significant portion of our shipments typically occurs in the last few weeks of a quarter. As a result, our sales may shift from one quarter to the next, having a significant effect on reported results.

OUR STOCK PRICE IS VOLATILE.

      Our Common Stock has experienced significant price volatility, and such volatility may continue in the future. The price of our Common Stock could fluctuate widely in response to a range of factors, including variations in our reported financial results and changing conditions in the economy in general or in our industry in particular. In addition, stock markets generally experience significant price and volume volatility from time to time which may affect the market price of our Common Stock for reasons

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
unrelated to our performance.

                                USE OF PROCEEDS

      We will not receive any proceeds from the sale of the Common Stock by the selling shareholder.

                              SELLING SHAREHOLDER

      The shares offered by the selling shareholder were acquired in connection with our acquisition of AVEX on August 24, 1999. Under the terms of the AVEX transaction, we agreed to register the resale of the shares of Common Stock received by the selling shareholder in the AVEX transaction. In connection with such registration, we and the selling shareholder have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the other may be required to make in respect of such liabilities. In the past three years, the selling shareholder has not had a material relationship with us.

      The agreement requiring that we register the shares on behalf of the selling shareholder also contains a right of first refusal requiring that the selling shareholder provide us at least three business days prior notice of any proposed transfer of 300,000 or more shares of common stock. This notice must contain information about the proposed transfer, including the price and the identity of the proposed transferee. We are entitled to object to the proposed transfer on reasonable grounds based on competitive conditions during the three day notice period. If we object, we must purchase for cash the shares proposed to transferred on the same terms and conditions as described in the transfer notice.

      The following table sets forth information with respect to the beneficial ownership of Common Stock by the selling shareholder and the number of shares of Common Stock to be sold by the selling shareholder:

                               BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                              BEFORE STOCK OFFERING                        BEFORE STOCK OFFERING
                              ---------------------                        ---------------------
 SELLING SHAREHOLDER           SHARES    PERCENTAGE    SHARES TO BE SOLD    SHARES    PERCENTAGE
----------------------        ---------  ----------    -----------------   ---------  ----------
J.M. Huber Corporation        1,000,000         6.1%           1,000,000           0           0%

                              PLAN OF DISTRIBUTION

      We are registering the shares on behalf of the selling shareholder. We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholder will bear the brokerage commissions and similar selling expenses, if any, attributable to the sale of its shares. All or part of the shares may be offered by the selling shareholder from time to time in transactions on the New York Stock Exchange, or such other exchange on which the Common Stock may from time to time be trading, in privately negotiated transactions, through the writing of options on the shares or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The methods by which the shares may be sold or distributed may include, but not be limited to, the following:

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

     o an exchange distribution in accordance with the rules of such exchange;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     o      privately negotiated transactions;

     o a cross or block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resale a portion of the block as principal to facilitate the transaction;

     o short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, in connection with which the selling shareholder may sell and deliver the shares;

     o short sales or borrowings, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;

     o delivery in connection with the issuance of securities by issuers, other than us, that are exchangeable for (whether optional or mandatory), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares may be distributed; and

     o      a combination of such methods of sale or distribution.


The selling shareholder may also sell such shares in accordance with Rule 144 under the Securities Act.

      In effecting sales, brokers or dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholder or from the purchasers in amounts to be negotiated.

      If underwriters are used in the sale, the shares will be acquired by the underwriters for their own account. The underwriters may resale the shares in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. If we are notified that underwriters are involved, the names of underwriters, if any, with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this prospectus relating to such offering. Any obligation of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in such supplement if any are purchased.

      This prospectus may also be used by donees of the selling shareholder or other persons acquiring shares, including brokers who borrow the shares to settle short sales of shares of Common Stock, and who wish to offer and sell such shares under circumstances requiring or making desirable its use. From time to time the selling shareholder may pledge its shares pursuant to the margin provisions of its respective customer agreements with respective brokers or otherwise. Upon a default by the selling

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
shareholder, the broker or pledgee may offer and sell the pledged shares from time to time.

      The selling shareholder and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have advised the selling shareholder that because it may be deemed to be an underwriter, the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales.


                         DESCRIPTION OF CAPITAL STOCK

      The following description of the material features of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated articles of incorporation, a copy of which has been filed as an exhibit to our report on Form 10-K for the year ended December 31, 1998, which is incorporated herein by reference. See "Risk Factors -- Provisions in our charter documents and state law may make it harder for others to obtain control of Benchmark even though some shareholders might consider such a development to be favorable."

COMMON STOCK

      Our amended and restated articles of incorporation authorize us to issue 30,000,000 shares of Common Stock. As of March 31, 2000, 16,277,426 shares of Common Stock were outstanding. In addition, as of March 31, 2000 we had issued and outstanding options to purchase 2,776,395 shares of Common Stock, of which options to purchase 805,405 shares are currently exercisable.

      Each share of Common Stock has an equal and ratable right to receive dividends to be paid from our assets legally available therefor when, as and if declared by the Board of Directors. We have never paid, and do not anticipate that we will pay in the foreseeable future, cash dividends on the Common Stock. In addition, the agreement relating to our credit facility with Chase Bank of Texas, National Association restricts the amount of cash dividends that we may pay on Common Stock. The holders of Common Stock have no preemptive or other rights to subscribe for additional shares of Common Stock or any other securities of Benchmark. Each share of Common Stock entitles the holder thereof to one vote in the election of directors and on all other matters submitted to a vote of our shareholders. The holders of Common Stock have no right to cumulate their votes in the election of directors. In the event of our dissolution or liquidation, the holders of Common Stock will be entitled to share equally and ratably in our assets available for distribution after payments are made to our creditors and the holders of any outstanding shares of preferred stock. The outstanding shares of Common Stock, including the shares of Common Stock offered hereby, are fully paid and non-assessable.

      The Common Stock is traded on the New York Stock Exchange under the symbol "BHE." The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, 88 Pine Street, New York, New York 10005.

PREFERRED STOCK

      Our amended and restated articles of incorporation authorize us to issue 5,000,000 shares of preferred stock, par value $0.10 per share. We have established and designated a series of our preferred

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stock known as Series A Cumulative Junior Participating Preferred Stock, par
value $0.10 per share, consisting of an aggregate of 30,000 shares. None of this preferred series has been issued.

      In addition, the Board of Directors has the authority, without shareholder approval, to cause the issuance of other preferred stock in one or more series, with such designations, preferences, limitations and rights as the Board of Directors may determine. We have not issued, and have no plans to issue, any shares of preferred stock. If we were to do so, however, the provisions of the preferred stock may include, among others, extraordinary voting, dividend, redemption, conversion or exchange rights.


SHAREHOLDER RIGHTS PLAN

      On December 11, 1998, the Board of Directors adopted a shareholder rights plan. Under this plan, a dividend of one preferred share purchase right (Right) was declared for each outstanding share of Common Stock, payable December 21, 1998 to shareholders of record on that date. Each Right entitles shareholders to buy one one-thousandth of a share of newly created Series A Cumulative Junior Participating Preferred Stock at an exercise price of $155, subject to adjustment in the event a person acquires, or makes a tender or exchange offer for, 15% or more of the outstanding Common Stock. In such event, each Right entitles the holder (other than the person acquiring 15% or more of the outstanding Common Stock) to purchase shares of Common Stock with a market value of twice the Right's exercise price. In addition, if a company acquires us in a merger or other business combination, or if we sell more than 50% of our consolidated assets or earning power, these rights will entitle our shareholders (other than the acquirer) to purchase, for the exercise price, shares of the Common Stock of the acquiring company or its parent having a market value of two times the exercise price. At any time prior to such event, the Board of Directors may redeem the Rights at one cent per Right. The Rights can be transferred only with Common Stock and expire ten years after the date the shareholder rights plan was adopted. The existence of the Rights may, under certain circumstances, render more difficult or discourage attempts to acquire us.

NOTES

      We have $80.2 million in aggregate principal amount of our 6.00% Convertible Subordinated Notes due 2006 (Notes) outstanding. The Notes are convertible into Common Stock at an initial conversion price of $40.20. If all of the Notes were converted into shares of Common Stock at the initial conversion price, 1,995,025 shares of Common Stock would be issued. The Notes were issued pursuant to an Indenture dated August 13, 1999. The Notes are unsecured obligations and are subordinated in right of payment to all our existing and future senior debt to the extent set forth in the Indenture. The Notes are eligible for quotation in The Portal Market.

STATUTORY BUSINESS COMBINATION PROVISIONS

      Our company is subject to Article 13 of the Texas Business Corporation Act (Article 13) which, with certain exceptions, prohibits a Texas corporation from engaging in a "business combination" (as defined in Article 13) with any shareholder who is a beneficial owner of 20% or more of the corporation's outstanding stock for a period of three years after such shareholder acquires the 20% ownership position, unless: (1) the board of directors of the corporation approves the transaction or the shareholder's acquisition of shares prior to the acquisition or (2) two-thirds of the unaffiliated shareholders of the corporation approve the transaction at a shareholders' meeting. Shares that are

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issuable, but have not yet been issued, pursuant to options, conversion or exchange rights or other agreements are not considered outstanding for purposes of Article 13.


                                 LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby is being passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas.


                                    EXPERTS

      The consolidated financial statements of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The combined financial statements of AVEX Electronics, Inc., its subsidiaries, and certain related companies as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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